SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15

         Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 0-10516

                           Aliant Communications Inc.
             (Exact name of registrant as specified in its charter)

             1440 M. Street, Lincoln, Nebraska 68508 (402) 436-3767
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, $.25 par value
                          6 3/4% Notes due April 1, 2028
            (Title of each class of securities covered by this Form)

                                      None
       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)1(i)       X          Rule 12h-3(b)1(ii)         ____
         Rule 12g-4(a)1(ii)     ____        Rule 12h-3(b)2(i)          ____
         Rule 12g-4(a)2(i)      ____        Rule 12h-3(b)2(ii)         ____
         Rule 12g-4(a)2(ii)     ____        Rule 15d-6                 ____
         Rule 12h-3(b)1(i)       X

         Approximate number of holders of record as of the certification or notice date:

                  Common Stock, $.25 par value                1 holder
                  6 3/4% Notes due April 1, 2028             13 holders

         Pursuant to the requirements of the Securities Exchange Act of 1934, Aliant Communications Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                            ALIANT COMMUNICATIONS INC.


Date:  August 10, 1999                      By:/s/   Frank H. Hilsabeck
                                               ---------------------------
                                                     Frank H. Hilsabeck
                                           President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.